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SECURITIE 09040673 **ION**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 9 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNU... REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44944

FACING PAGE

~~Information Required of~~ Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prim Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRIM SECURITIES, INCORPORATED

CLEVELAND, OHIO

FINANCIAL STATEMENTS

DECEMBER 31, 2008

SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

PRIM SECURITIES, INCORPORATED

CLEVELAND, OHIO

FINANCIAL STATEMENTS

DECEMBER 31, 2008

PRIM SECURITIES, INCORPORATED
FINANCIAL STATEMENTS

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Stockholders of
Prim Securities, Incorporated

We have audited the accompanying statement of financial position of Prim Securities, Incorporated (a wholly-owned subsidiary of Prim Capital Corporation) as of December 31, 2008, and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prim Securities, Incorporated as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information contained on pages 10 and 11 is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass A.C.

Mentor, Ohio
February 26, 2009

S.R. Snodgrass, A.C. • 5840 Heisley Road • Mentor, Ohio 44060-1856 • Phone:(440) 352-3949/ 951-2451 • Facsimile: (440) 352-9314
5258 Transportation Boulevard • Garfield Heights, Ohio 44125 • Phone:(216) 663-1264 • Facsimile: (216) 662-4319

PRIM SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2008

ASSETS

Current Assets		
Cash and cash equivalents	$	10,269
Clearing deposits		2,126
Commissions receivable		9,625
Prepaid expense		2,287
Total current assets		24,307
Total assets	$	24,307

STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common stock 1,000 shares authorized, 50 shares issued and outstanding at $ 10 par value	$	500
Additional paid-in capital		285,513
Accumulated deficit		(261,706)
Total stockholders' equity	$	24,307

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 248,353
Miscellaneous income	7,764
Total revenues	256,117
EXPENSES	
Processing fees	18,823
Management fees	221,644
Regulatory fees	2,548
Professional fees	6,500
Capital loss	2,475
Other operating expenses	350
Total expenses	252,340
Net income	$ 3,777

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Beginning balances - December 31, 2007	$ 500	$ 325,132	$ (265,483)
Net income for the year	-	-	3,777
Return of equity	-	(39,619)	-
Ending balances - December 31, 2008	$ 500	$ 285,513	$ (261,706)

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,777
Adjustments to reconcile changes in net assets to net cash used in operating activities		
(Increase) decrease in assets		
Commissions receivable		(4,614)
Prepaid expense		375
Other		2,475
Net cash provided by operating activities		2,013
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of capital		(39,619)
Net cash used in financing activities		(39,619)
Net decrease in cash and cash equivalents		(37,606)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		50,001
CASH AND CASH EQUIVALENTS - END OF YEAR	$	12,395

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

BUSINESS ACTIVITY

Prim Securities, Incorporated (the "Company") is a registered broker/dealer in securities. The Company is primarily involved in the sale of interests in public limited partnerships, investment company shares, variable annuities and general securities. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income - Income and expenses are reported on the accrual basis of accounting. Income is reported when investor subscriptions or funds are transmitted to issuers or agents. Commission income is contingent upon acceptance by the issuer/agent. In the case of limited partnerships, commissions generally are not paid until the first disbursement has been made from the applicable escrow account. There is a contingent risk that the terms of the offering will not be met and, therefore, commissions will not be paid. Commission expenses are recorded concurrently with commission income. The Registered Representative Contract, signed by each representative, provides that commissions "will be paid as commissions are received by Prim Securities, Incorporated". Any orders or trades that are canceled result in a reversal of the commission income and expense on the records of the Company.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income. The Company files a consolidated tax return with its parent. Its share of federal income tax benefits and expense is calculated on a separate company basis.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely that not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

The Company has elected to defer the application of FIN 48 in accordance with F.I.N. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises.*

Cash and Cash Equivalents - Cash and cash equivalents consist of cash in a checking account, certificate of deposit and money market fund.

INCOME TAXES

There was an income tax provision of $ 944 recorded by the Company for the year ended December 31, 2008.

Following is a reconciliation of the expected income tax expense/benefit to the amount based on the U.S. statutory rate of 25% for the year ended December 31, 2008:

Income tax provision based on U.S. statutory rate	$ 944
Current period change in the valuation allowance	(944)
Provision for income taxes	$ --

CORRESPONDENT AGREEMENTS

The Company has entered into a clearing arrangement for trades in listed securities through National Financial Services, LLC. The Company as "Correspondent" agreed to indemnify National Financial Services, LLC in connection with customer accounts of the Correspondent. The Company maintains a deposit of $ 2,126 with National Financial Services, LLC in an interest-bearing account. The deposit is refundable upon termination of the agreement.

NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1,500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness exceeds 1,000 percent of net capital. At December 31, 2008, the Company had net capital of $ 12,200 that was $ 7,200 in excess of the minimum required. The percentage of aggregate indebtedness to net capital was 0%.

RELATED PARTY TRANSACTIONS

Prim Securities, Incorporated is a wholly-owned subsidiary of Prim Capital Corporation. The Company shares facilities, office support and employees with other affiliated companies and is billed its share of these costs. Accordingly, "Management fees" includes allocations of costs for these items and management fees in the amount of $ 221,644 in the aggregate.

PRIM SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

Net Capital		
Total stockholders' equity from statement of financial position	$	24,307
Deductions and/or charges:		
Non-allowable charges		11,906
Fidelity bond reduction		-
Total deductions and/or charges:		11,906
Net capital before haircuts on security positions		12,401
Haircuts on securities [computed pursuant to 15c3-1(f)]		(201)
Net capital	$	12,200
Computation of Aggregate Indebtedness		
Liabilities from statement of financial condition	$	-
Computation of Basic Net Capital Requirement		
6-2/3% (.0667) of aggregate indebtedness	$	-
Minimum required net capital	$	5,000
Excess net capital	$	7,200
Percentage of aggregate indebtedness to net capital		0.00%
Excess net capital at 1,000%	$	12,200

PRIM SECURITIES, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2008 filed with the Securities and Exchange Commission and the amount included in the accompanying Computation of Net Capital follows at December 31, 2008.

Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 9,913
Net audit adjustments	2,287
Net capital, as reported in Schedule I	$ 12,200

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Supplementary Report on Internal Control

To the Stockholders
Prim Securities, Incorporated

In planning and performing our audit of the financial statements of Prim Securities, Incorporated for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

S.R. Snodgrass, A.C. • 5840 Heisley Road • Mentor, Ohio 44060-1856 • Phone:(440) 352-3949/ 951-2451 • Facsimile: (440) 352-9314
5258 Transportation Boulevard • Garfield Heights, Ohio 44125 • Phone:(216) 663-1264 • Facsimile: (216) 662-4319

To the Stockholders
Prim Securities, Incorporated
Page 2

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Prim Securities, Incorporated as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 26, 2009. Prim Securities, Incorporated did not maintain the minimum net capital requirement of $ 5,000 for June 30, July 31, August 31, and September 30, 2008. The firm failed to file notice per SEC Rule 17A-11 that net capital fell below the minimum amount required. The Company has taken corrective action and was in compliance of the minimum net capital requirement at December 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. R. Snodgrass A.C.

Mentor, Ohio
February 26, 2009